EXHIBIT 99.1



                           Elan Corporation Bulletin


                              FOR IMMEDIATE RELEASE


Contacts:
Investors:                                            Media:
Emer Reynolds                                         Anita Kawatra
Ph:      353-1-709-4000                               Ph:  212-407-5755
         800-252-3526                                      800-252-3526


           ELAN ANNOUNCES WEBCAST OF SECOND QUARTER FINANCIAL RESULTS

DUBLIN, IRELAND, JULY 12, 2004 -- Elan Corporation, plc announced today that it will host a conference call on Thursday, July 29, 2004 at 8:30 a.m. Eastern Standard Time (EST), 1:30 p.m. British Summer Time (BST) with the investment community to discuss Elan's second quarter financial results, which will be released before the U.S. and European financial markets open.

Live audio of the conference call will be simultaneously broadcast over the Internet and will be available to investors, members of the news media and the general public.

This event can be accessed by visiting Elan's website at www.elan.com and clicking on the Investor Relations section, then on the event icon. Following the live webcast, an archived version of the call will be available at the same URL.

About Elan

Elan Corporation, plc is a neuroscience-based biotechnology company that is focused on discovering, developing, manufacturing and marketing advanced therapies in neurology, autoimmune diseases, and severe pain. Elan (NYSE: ELN) shares trade on the New York, London and Dublin Stock Exchanges.